SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of October, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Six Month Blocklisting



                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2005



Name of applicant: Prudential plc

Name of scheme: Prudential Executive Share Option Scheme

Period of return: From: 1 April 2005     To: 30 September 2005

Balance under scheme from previous return: 10,106 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 0

Balance under scheme not yet issued/allotted at end of period 10,106 ordinary shares of 5p each

Number and class of securities originally listed and the date of admission 839,096 RA Prudential plc - 2 October 2001

Total number of securities in issue at the end of the period 2,383,761,711 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2005



Name of applicant: Prudential plc

Name of scheme: M&G 1994 Executive Share Option Scheme

Period of return: From: 1 April 2005     To: 30 September 2005

Balance under scheme from previous return: 7,567 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 0

Balance under scheme not yet issued/allotted at end of period 7,567 ordinary shares of 5p each

Number and class of securities originally listed and the date of admission 204,307 RA Prudential plc 00008 - October 1999

Total number of securities in issue at the end of the period 2,383,761,711 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2005



Name of applicant: Prudential plc

Name of scheme: M&G Limited 1992 Savings-Related Share Option Scheme

Period of return: From: 1 April 2005 To: 30 September 2005

Balance under scheme from previous return: 365,495 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 0

Balance under scheme not yet issued/allotted at end of period 365,495 ordinary shares of 5p each

Number and class of securities originally
listed and the date of admission 1,081,343 RA Prudential plc 00008 - October
1999

Total number of securities in issue at the end of the period 2,383,761,711 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill. London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2005



Name of applicant: Prudential plc

Name of scheme: Prudential International Savings-Related Share Option Scheme

Period of return: From: 1April 2005      To: 30 September 2005

Balance under scheme from previous return:

The amount by which the block scheme has 97,021 ordinary shares of 5p each been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 3,629 ordinary shares of 5p each

Balance under scheme not yet issued/allotted at end of period 93,392 ordinary shares of 5p each

Number and class of securities originally listed and the date of admission 100,000 RA Prudential plc - 2 October 2001

Total number of securities in issue at the end of the period 2,383,761,711 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 31 October 2005



Name of applicant: Prudential plc

Name of scheme: Prudential Europe Management Services Sharesave Plan

Period of return: From: 1 April 2005     To: 30 September 2005

Balance under scheme from previous return: 1,153 ordinary shares of 5p each

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return: 0

Number of securities issued/allotted under scheme during period: 0

Balance under scheme not yet issued/allotted at end of period 1,153 ordinary shares of 5p each

Number and class of securities originally listed and the date of admission 10,000 RA Prudential plc - 18 December 2001

Total number of securities in issue at the end of the period 2,383,761,711 ordinary shares of 5p each



Name of contact: Jennie Webb

Address of contact: Laurence Pountney Hill, London, EC4R 0HH

Telephone number of contact: 020 7548 2027



SIGNED BY ______________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Prudential plc

Name of applicant



If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 October, 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Robert Walker,

                                              Robert Walker
                                              Deputy Group Secretary